FORM U-3A-2               RGC RESOURCES, INC.
                                                            FILE NO.


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 From the Provisions of the
                   Public Utility Holding Company Act of 1935


        RGC Resources, Inc. hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

        1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

          a. Roanoke Gas Company ("Roanoke Gas"), a public service corporation organized under the laws of the Commonwealth of Virginia;

          b. Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane") and d/b/a Highland Gas Marketing;

          c. Bluefield Gas Company ("Bluefield Gas"), a public service corporation organized under the laws of the State of West Virginia.

          d. RGC Ventures, Inc., a West Virginia Corporation, d/b/a Highland/Cox Heating and Cooling and d/b/a GIS Resources.

        The business address of the Claimant and each of its subsidiaries is:

               Roanoke Gas Company, Diversified Energy Company and
                 RGC Ventures, Inc.
               519 Kimball Avenue, N.E.
               Roanoke, VA  24016

               Bluefield Gas Company
               4699 East Cumberland Road
               Bluefield, WV  24701



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        Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 52,370 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Diversified Energy Company, a Virginia corporation, operates as Highland Propane Company ("Highland Propane"), and Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

        Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,282 residential, commercial and industrial customers located in and around Bluefield, West Virginia.

        RGC Ventures, Inc., a West Virginia Corporation, operates as Highland/ Cox Heating and Cooling and GIS Resources. Highland/Cox Heating and Cooling is headquartered in Beckley, West Virginia and provides sales installation and service for heating, ventilation, and air conditioning equipment with offices in Beckley, Summersville and Lewisburg, West Virginia. GIS Resources (Geographic Information Systems) combines database management tools with state-of-the-art geographic mapping techniques to develop a user friendly, broad based, management information system.

        2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Cabot Oil


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and Gas, Columbia Energy Services, Coral Energy, Engage Energy, PG&E Energy
Trading and Southern Company Energy Marketing.

        Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), an El Paso Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

        Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distribution mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

        Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. In December 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company that provides for the delivery of natural gas from Consolidated Natural Gas Company. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

        Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Three 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility, one 30,000-gallon tank is located at Ansted, WV, and one 30,000-gallon tank is located at Beckley, WV.

        Highland Propane-Roanoke owns and operates ten storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000-gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000-gallon tank. The


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tenth facility is located at Weyers Cave in Augusta County, Virginia and consists of one 30,000-gallon tank.

        3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

          a. Roanoke Gas distributed at retail 6,760,557 MCF of gas during the calendar year 1999 for total revenues of $44,454,408. Bluefield Gas distributed at retail 839,731 MCF of gas in the State of West Virginia during the calendar year 1999 for total revenues of $4,895,013.

          b. Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

          c. Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 244,594 MCF of natural gas at wholesale to Roanoke Gas at the Virginia-West Virginia line for $1,033,654.

          d. Roanoke Gas purchased 7,095,483 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1999 for $27,232,660. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation, East Tennessee Natural Gas Company, and Bluefield Gas. Bluefield Gas purchased 1,182,711 MCF of natural gas for $4,418,113 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Phoenix Energy Sales Company. Roanoke Gas transported 2,827,789 MCF of natural gas to its end-users for $1,739,602 in total transportation fees. Bluefield Gas transported 66,055 MCF of natural gas to its end-users for $45,985 in transportation fees. Highland Gas Marketing purchased and delivered 2,227,942 MCF of natural gas to Roanoke Gas Company and Bluefield Gas Company for delivery to certain end-users for $6,310,564.

        4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

        A consolidating statement of income and surplus and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 1999 calendar year is attached as Exhibit A and Exhibit A(1).



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        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.


                                            RGC RESOURCES, INC.



                                            By: s/John B. Williamson, III
                                            Its:   President
(SEAL)
ATTEST:


     s/Roger L. Baumgardner
            Secretary


Notices and correspondence regarding this statement should be addressed to:

                      Roger L. Baumgardner
                      Vice President-Secretary & Treasurer
                      RGC Resources, Inc.
                      Post Office Box 13007
                      Roanoke, VA  24030



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
                                                                                                                          Exhibit A
                      RGC Resources, Inc. and Subsidiaries
                       Consolidating Statement Of Earnings
                      Twelve Months Ended December 31, 1999

                                                Roanoke     Bluefield  Highland    Highland
                                      RGC         Gas          Gas      Propane      Gas           Highland             Consolidated
                                   Resources    Company      Company    Company   Marketing    GIS    Cox   Eliminations    Total
                                   -------------------------------------------------------------------------------------------------

OPERATING REVENUES:
   Gas utilities                              $45,014,937  $5,902,500                                      ($1,049,947) $49,867,490
   Propane operations                                   0             $9,196,882                                          9,196,882
                                   -------------------------------------------------------------------------------------------------
Total operating revenues                    0  45,014,937   5,902,500  9,196,882        0                   (1,049,947)  59,064,372

COST OF GAS:
   Gas utilities                               27,260,724   4,283,096                                       (1,020,279)  30,523,541
   Propane operations                                   0              4,269,142                                          4,269,142
                                   -------------------------------------------------------------------------------------------------
Total cost of gas                           0  27,260,724   4,283,096  4,269,142        0                   (1,020,279)  34,792,683

OPERATING MARGIN                            0  17,754,213   1,619,404  4,927,740        0                      (29,668)  24,271,689
                                   -------------------------------------------------------------------------------------------------

OTHER OPERATING EXPENSES:
   Gas utilities:
      Other operations                          6,603,289     445,658                                          (13,375)   7,035,572
      Maintenance                               1,019,479      61,457                                                     1,080,936
      Taxes - general                           2,047,317     270,549                                                     2,317,866
      Taxes - income                            1,207,454     183,964                                                     1,391,418
      Depreciation and amortization             2,873,008     220,778                                          (17,609)   3,076,177
   Propane operations                                   0              4,251,796                                (4,536)   4,247,260
                                   -------------------------------------------------------------------------------------------------
Total other operating expenses              0  13,750,547   1,182,406  4,251,796        0       0       0      (35,520)  19,149,229

OPERATING EARNINGS                          0   4,003,666     436,998    675,944        0       0       0        5,852    5,122,460

OTHER INCOME (DEDUCTIONS):
   Gas utilities                    1,002,000      86,653      (6,032)                                      (1,008,424)      74,197
   Propane and other operations, net                    0                 11,480   83,215 (11,782) (5,485)                   77,428
   Taxes - income                                 (39,756)      2,246                                                       (37,510)
                                   -------------------------------------------------------------------------------------------------
Total other income and deductions   1,002,000      46,897      (3,786)    11,480   83,215 (11,782) (5,485)  (1,008,424)     114,115

EARNINGS BEFORE INTEREST CHARGES    1,002,000   4,050,563     433,212    687,424   83,215 (11,782) (5,485)  (1,002,572)   5,236,575

INTEREST CHARGES:
   Gas utilities:
      Long-term debt                            1,478,818      96,909                                                     1,575,727
      Other interest                              166,337      86,097                                                       252,434
   Propane operations                                   0                329,025                                (6,424)     322,601
                                   -------------------------------------------------------------------------------------------------
Total interest charges                      0   1,645,155     183,006    329,025        0       0       0       (6,424)   2,150,762

NET EARNINGS                       $1,002,000  $2,405,408    $250,206   $358,399  $83,215($11,782)($5,485)   ($996,148)  $3,085,813
                                   =================================================================================================



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




RGC RESOURCES, INC. AND SUBSIDIARIES                                                                                    Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
                                           Roanoke     Bluefield  Highland    Highland
                                 RGC         Gas          Gas      Propane      Gas              Highland              Consolidated
ASSETS                        Resources    Company      Company    Company   Marketing     GIS      Cox    Eliminations    Total
------                      --------------------------------------------------------------------------------------------------------

UTILITY PLANT:
Utility Plant in Service                $71,511,489 $5,825,507                                             $(1,636,290) $75,700,706
Accumulated Depreciation                (26,624,784)(2,049,719)                                              1,579,478  (27,095,025)
                            --------------------------------------------------------------------------------------------------------

Utility Plant in Service, Net         -  44,886,705  3,775,788           -          -         -        -       (56,812)  48,605,681
Construction Work-In-Progress             1,038,063    163,666                                                            1,201,729
                            --------------------------------------------------------------------------------------------------------

Utility Plant, Net                    -  45,924,768  3,939,454           -          -         -        -       (56,812)  49,807,410
                            --------------------------------------------------------------------------------------------------------

Investment in Subsidiaries   24,794,854         500                                                        (24,795,354)           -

NONUTILITY PROPERTY:
Propane                                                         14,817,756               20,000               (209,764)  14,627,992
Accumulated Depreciation                                        (4,490,224)                                    249,460   (4,240,764)
                            --------------------------------------------------------------------------------------------------------

Nonutility Property, Net              -           -          -  10,327,532          -    20,000        -        39,696   10,387,228
                            --------------------------------------------------------------------------------------------------------


Cash and Cash Equivalents       708,532     (54,172)    (8,360)     68,083                                                  714,083
Accounts Receivable              14,340   7,050,824    764,659   1,345,631  1,021,488   (31,078)  (2,839)    1,430,238   11,593,263
Inventories                               5,675,138  1,122,430     244,837                                                7,042,405
Prepaid Income Taxes                              -                                                                               -
Deferred Income Taxes                             -                                                          2,133,275    2,133,275
Purchased Gas Adjustments                (1,437,691)   (19,803)                                              1,457,494            -
Other                             3,785     323,310     40,889     282,648                                      (1,300)     649,332
                            --------------------------------------------------------------------------------------------------------
Total Current Assets            726,657  11,557,409  1,899,815   1,941,199  1,021,488   (31,078)  (2,839)    5,019,707   22,132,358
                            --------------------------------------------------------------------------------------------------------

OTHER ASSETS                                442,785     46,761     386,128                                                  875,674
                            --------------------------------------------------------------------------------------------------------


TOTAL                       $25,521,511 $57,925,462 $5,886,030 $12,654,859 $1,021,488  $(11,078) $(2,839) $(19,792,763) $83,202,670
                            ========================================================================================================



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


RGC RESOURCES, INC. AND SUBSIDIARIES                                                                                   Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
                                           Roanoke     Bluefield  Highland    Highland
                                 RGC         Gas          Gas      Propane      Gas              Highland              Consolidated
LIABILITIES                   Resources    Company      Company    Company   Marketing      GIS     Cox    Eliminations    Total
-----------                 --------------------------------------------------------------------------------------------------------

CAPITALIZATION:
Stockholders' Equity:
   Common Stock              $9,190,805  $8,604,465    $49,704    $196,421                                 ($8,850,590)  $9,190,805
   Capital in Excess of
      Par Value               9,576,795   5,578,753    220,564     833,662                                  (6,632,980)   9,576,794
   Retained Earnings          6,303,696   8,063,382  1,704,940   3,061,891    362,276   (11,782)  (5,485)   (9,330,200)  10,148,718
                            --------------------------------------------------------------------------------------------------------

Total Stockholders' Equity   25,071,296  22,246,600  1,975,208   4,091,974    362,276   (11,782)  (5,485)  (24,813,770)  28,916,317

Long-Term Debt (Less
   Current Maturities)                   17,830,266  1,300,000   4,200,000                                               23,330,266
                            --------------------------------------------------------------------------------------------------------

Total Capitalization         25,071,296  40,076,866  3,275,208   8,291,974    362,276   (11,782)  (5,485)  (24,813,770)  52,246,583
                            --------------------------------------------------------------------------------------------------------


CURRENT LIABILITIES:
Current Maturities of
   Long-term Debt                            24,723                                                                          24,723
Borrowings under
   Lines of Credit                        7,009,000  1,284,000   2,314,000                                               10,607,000
Dividends Payable               511,965           -                                                                         511,965
Accounts Payable                (61,752)  4,651,944    582,584   1,154,819    594,920       704    2,646     1,430,238    8,356,103
Income Taxes Payable                        106,799    251,801     144,762     64,292                                       567,654
Customers' Deposits                         542,735     65,620         865                                                  609,220
Accrued Expenses                      2   3,747,826    354,845     251,488                                                4,354,161
Refunds From Suppliers
   - Due Customers                          290,603          -                                                              290,603
Purchased Gas Adjustments                         -                                                          1,457,494    1,457,494
                            --------------------------------------------------------------------------------------------------------

Total Current Liabilities       450,215  16,373,630  2,538,850   3,865,934    659,212       704    2,646     2,887,732   26,778,923


DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                     1,083,077     59,987     496,951                                   2,133,275    3,773,290
Deferred Investment Tax Credits             391,889     11,985                                                              403,874
                                                                                                                                  -
                            --------------------------------------------------------------------------------------------------------

Total Deferred Credits
  and Other Liabilities               -   1,474,966     71,972     496,951          -         -        -     2,133,275    4,177,164
                            --------------------------------------------------------------------------------------------------------


TOTAL                       $25,521,511 $57,925,462 $5,886,030 $12,654,859 $1,021,488  $(11,078) $(2,839) $(19,792,763) $83,202,670
                            ========================================================================================================



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                                                                      EXHIBIT B

                               RGC RESOURCES, INC.
                             FINANCIAL DATA SCHEDULE


Item No.             Caption Heading

  1                  Total Assets                            $83,202,670
  2                  Total Operating Revenues                 59,064,372
  3                  Net Income                                3,085,813



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                                                                      EXHIBIT C


Not Applicable.